Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of First Majestic Silver Corp. (the “Company”) held on Thursday, May 27, 2010 at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia.

1.	Fix Number of Directors

The ordinary resolution fixing the number of directors at seven was approved by a majority vote of shareholders present in person or represented by proxy at the meeting as follows:

Votes in Favour	% of Votes Cast
27,566,288	99.71%

2.	Election of Directors

The seven nominees set for in the Company’s management information circular dated April 1, 2010 were elected as directors of the Company by a majority vote. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows:

Director Nominee	Votes in Favour	% of Votes Cast

Keith Neumeyer	16,041,311	99.51%
Ramon Davila	16,029,715	99.44%
Robert A. McCallum	16,033,811	99.46%
Tony Pezzotti	16,039,111	99.50%
David Shaw	16,047,411	99.55%
Douglas Penrose	16,009,711	99.31%
Robert Young	16,008,311	99.31%

3.	Appointment of Auditors

Deloitte & Touche LLP was re-appointed as auditors of the Company by a majority vote of shareholders present in person or represented by proxy at the meeting as follows:

	Votes in Favour	% of Votes Cast

Appoint Auditors	27,538,953	99.61%
Fix Auditor’s Remuneration	27,502,437	99.48%

Dated at Vancouver, British Columbia, this 2nd day of June, 2010.

FIRST MAJESTIC SILVER CORP.

“signed”
Connie Lillico
Corporate Secretary

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com